EXHIBIT (a)(11)
                                                                 ---------------


FOR IMMEDIATE RELEASE


Contact:
Dennis R. Neill
Senior Vice President - Samson Investment Company
Telephone (918) 591-1010


           SAMSON ANNOUNCES LESS THAN EXPECTED DRILLING RESULTS ON THE
                             NOME-HARDER NO. 1 WELL


         Samson Investment Company ("Samson"), today announced less than expected drilling results on the Nome-Harder No. 1 well, drilled and operated by its subsidiary, Samson Lone Star Limited Partnership, in Jefferson County, Texas. Samson had anticipated that drilling results for the Nome-Harder No. 1 well would be comparable to the results obtained on the nearby Nome-Long well also located in Jefferson County, Texas. However, after reaching total depth and being logged, the net pay attributable to the productive zone in the Nome-Harder No. 1 well, the Yegua 5, is less than originally predicted and substantially less than was found in the Nome-Long well. Samson's well log analysis has been confirmed by an independent third party consultant. Completion operations for the Nome-Harder No. 1 are in process.

         Samson recently commenced a tender offer to acquire all of the outstanding shares of PYR Energy Corporation. PYR owns an approximate 4.166667% working interest in the Nome-Harder No. 1 well. Samson is currently analyzing the impact of such disappointing results for the Nome-Harder No. 1 well on the $1.21 per share tender offer price.

         Samson Investment Company, headquartered in Tulsa, Oklahoma, is a large privately held corporation engaged in oil and gas exploration, acquisition and production operations in 18 states in the United States, Canada, and the North Sea. Samson's tender offer statement and related press releases can be found at www.samson.com when available.